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                          UNITED STATES OF AMERICA
                BEFORE THE SECURITIES AND EXCHANGE COMMISSION


____________________
In the Matter of

ALLEGHENY GENERATING COMPANY
New York, New York
                                                  CERTIFICATE OF
ALLEGHENY POWER SYSTEM, INC.                   NOTIFICATION PURSUANT
New York, New York                                    RULE 24

MONONGAHELA POWER COMPANY
Fairmont, West Virginia

THE POTOMAC EDISON COMPANY
Hagerstown, Maryland

WEST PENN POWER COMPANY
Greensburg, Pennsylvania

File No. 70-7888
(Public Utility Holding
Company Act of 1935)
_______________________



            1. ALLEGHENY GENERATING COMPANY (AGC), ALLEGHENY POWER SYSTEM, INC. (Allegheny), MONONGAHELA POWER COMPANY (Monongahela), THE POTOMAC EDISON COMPANY (Potomac), and WEST PENN POWER COMPANY (West Penn), hereby amend their Certificate of Notification Pursuant to Rule 24, filed January 10, 1997, by deleting in its entirety the second paragraph which read:

            "During the period January 1, 1996, through June 30, 1996, Allegheny, Monongahela, Potomac, and West Penn issued bank loans (BL). AGC, Allegheny, Monongahela, Potomac, and West Penn sold their commercial paper (CP) to either Citicorp Securities, Inc. or Merrill Lynch Money Markets, Inc. AGC, Monongahela, and West Penn borrowed from the Allegheny Power System Money Pool (MP). These borrowings are set forth in the following table:"

and substituting the following therefor:

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            "During the period July 1, 1996, through December 31, 1996,
            Allegheny, Monongahela, Potomac, and West Penn issued bank loans (BL). AGC, Allegheny, Monongahela, Potomac, and West Penn sold their commercial paper (CP) to either Citicorp Securities, Inc. or Merrill Lynch Money Markets, Inc. AGC, Monongahela, and West Penn borrowed from the Allegheny Power System Money Pool (MP). These borrowings are set forth in the following table:"




                                   SIGNATURE

            Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                               ALLEGHENY POWER SYSTEM, INC.

                                                   /s/ Eileen M. Beck

                                               By:
                                                       Eileen M. Beck
                                                          Secretary

Dated:  January 16, 1997